MCNB HOLDING CORPORATION

8268 Clairemont Mesa Blvd. #302

San Diego, CA 9211

(760) 930-1949

December 7, 2023

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MCNB Holding Corporation
Registration Statement on Form S-1
File No. 333-266921

MCNB Holding Corporation (the “Company”) requests that the above-captioned registration statement be withdrawn. The reason for this request is that the Company believes a Regulation A offering would better serve the Company’s needs.

No securities were sold by means of the registration statement.

Very Truly Yours,

/s/ Katarina Maloney
Katarina Maloney, Chief Executive Officer